SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1 to
SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
 OF THE SECURITIES EXCHANGE ACT OF 1934

SMART BALANCE, INC.
(Name of Subject Company (Issuer))

SMART BALANCE, INC.
(Names of Filing Persons (Offeror))

OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities)

83169Y108
(CUSIP Number of Class of Securities – Underlying Common Stock)

Norman J. Matar, Esq.
Executive Vice President & General Counsel
Smart Balance, Inc.
115 West Century Road, Suite 260
Paramus, New Jersey 07652
(201) 568-9300
(Name, Address and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:
Philip Richter, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, New York 10004-1980
(212) 859-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$2,988,523	$347

*
Estimated solely for purposes of calculating the Amount of Filing Fee. The calculation of the Transaction Valuation assumes that all options to purchase shares of the issuer’s common stock that may be eligible for exchange in the offer will be tendered pursuant to the offer. These options cover an aggregate of 2,597,500 shares of the issuer’s common stock and have an aggregate value of $4.15 as of February 15, 2010, calculated based on a Black-Scholes option pricing model with respect to surrendered time-vested options and a Monte-Carlo simulation model with respect to the surrendered price-vested performance options.

**
The Amount of Filing Fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $116.10 per $1,000,000 of the aggregate amount of the transaction valuation. The transaction valuation set forth above was calculated for the sole purpose of determining the Amount of Filing Fee and should not be used for any other purpose.

☑
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:                                           $347                                           Filing Party:                    Smart Balance, Inc.
Form or Registration No.                                           005-81234                                   Date Filed:                      February 18, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐  third party tender offer subject to Rule 14d-1.
☑  issuer tender offer subject to Rule 13e-4.
☐  going private transaction subject to Rule 13e-3.
☐  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission (the “SEC”) on February 18, 2011, relating to an offer by Smart Balance, Inc., a Delaware corporation (the “Company) to certain current employees of the Company and its subsidiary (other than directors and executive officers of the Company), subject to specified conditions, to exchange all of their eligible outstanding options to purchase shares of the Company’s common stock, par value $0.0001 per share (the “Exchange Offer”), on the terms and conditions set forth in the Offer to Exchange Certain Stock Options for Replacement Options, dated February 18, 2011(the “Offer to Exchange”).

Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Amendment No. 1 amends only the items and exhibits to the Schedule TO that are being amended, and unaffected items and exhibits are not included herein.

ITEM 10. FINANCIAL STATEMENTS

Item 10 of the Schedule TO is hereby amended and restated to read in its entirety as following:

Information Concerning Us.  Smart Balance, Inc. was incorporated in Delaware on May 31, 2005 under the name Boulder Specialty Brands, Inc. in order to serve as a vehicle for the acquisition of a then unidentified operating business and/or brand in the consumer food and beverage industry.  On May 21, 2007, the Company completed a merger with GFA Brands, Inc. (“GFA”), which owned and marketed the Smart Balance ® line of products, among others.  GFA became a wholly-owned subsidiary of the Company.

We are a consumer food products company that competes primarily in the retail branded food products industry and focuses on providing value-added, functional food products to consumers. Functional food is defined as a food or a food ingredient that has been shown to support normal, healthy structures, functions and systems in the body. We market buttery spreads, enhanced milks, popcorn, peanut butter, cooking oil, mayonnaise dressing and other products primarily under the Smart Balance® trademark. In the natural food channel, we sell similar natural and organic products under the Earth Balance® trademark. For the value consumer, we sell buttery spreads and sticks under the BestlifeTM trademark. Our trademarks are of material importance to our business and are protected by registration or other means in the United States and a number of international markets. Our buttery spreads business, marketed under Smart Balance®, Earth Balance®, BestlifeTM and Nucoa®, is by far our most developed product category and accounted for approximately 72% of sales for the year ended December 31, 2010. Our products are sold throughout the U.S. A majority of our products are sold through supermarket chains and food wholesalers.

Financial Information.  We have presented below a summary of our consolidated financial data. The following summary consolidated financial data should be read in conjunction with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the notes thereto included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2010. The selected consolidated statements of earnings data for the fiscal years ended December 31, 2010 and December 31, 2009 and the selected consolidated balance sheet data as of December 31, 2010 and December 31, 2009 are derived from our audited consolidated financial statements that are included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2010.  Our historical results are not necessarily indicative of the results to be expected in any future period.

Summary Consolidated Statements of Earnings and Balance Sheets
(amounts in millions, except per share data):

	Fiscal Year Ended
	December 31,	December 31,
	2010	2009

Consolidated Statements of Earnings:
Total net revenues	$242.0	239.5
Operating (loss) income	$(117.4)	11.8
Income before income taxes	$(121.4)	4.8
Net (loss) income	$(128.2)	3.5
Net (loss) income per common share
Basic	$(2.08)	0.06
Diluted	$(2.08)	0.06
Weighted average shares outstanding
Basic	61,665,824	62,630,683
Diluted	61,665,824	62,703,434

	As of
	December 31,	December 31,
	2010	2009

Consolidated Balance Sheet
Total current assets	$30.5	31.4
Total assets	$438.4	565.1
Total current liabilities	$28.9	28.1
Total liabilities	$124.9	124.1
Total stockholder’s equity	$313.5	441.0

Ratio of Earnings to Fixed Charges.  The ratio of earnings to fixed charges for the fiscal year ended December 31, 2009 is computed by dividing earnings by fixed charges for that year.  Because earnings were less than fixed charges for the fiscal year ended December 31, 2010, the figure shown below for that year represents the amount by which earnings were less than fixed charges for that year.  For the purposes of this presentation, earnings represent income from continuing operations before provision for income taxes and cumulative effect of accounting change.  Fixed charges consist of interest and debt expense, including amortization of debt-related expenses and interest capitalized during the applicable fiscal year.

	Fiscal Year Ended
	December 31,	December 31,
	2010	2009
Ratio of earnings to fixed charges	(33.73)	0.78

Book Value Per Share.  Our book value per share as of our most recent balance sheet dated December 31, 2010 was $5.23.

Additional Information.  For more information about us, please refer to our Annual Report on Form 10-K for the fiscal year ended December 31, 2010 and our other filings made with the SEC.  We recommend that you review the materials that we have filed (or will file prior to the expiration of this Exchange Offer, as applicable) with the SEC before making a decision on whether or not to surrender your Eligible Options for exchange.  We will also provide without charge to you, upon request, a copy of any or all of the documents to which we have referred you.  See Section 16, Additional Information, for more information regarding reports we file with the SEC and how to obtain copies of or otherwise review such reports. The information set forth in Item 8, Financial Statements and Supplementary Data, of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010, and Section 16, Additional Information, is incorporated herein by reference

ITEM 12. EXHIBITS.

Exhibit No.	Document
(a)(1)(A)*	Offer to Exchange Certain Stock Options for Replacement Options, dated February 18, 2011
(a)(1)(B)*	Form of Cover Letter from Stephen B. Hughes to Eligible Employees, dated February 18, 2011
(a)(1)(C)*	Email from Stephen B. Hughes to all Employees, dated February 18, 2011, Announcing Commencement of Option Exchange Program
(a)(1)(D)*	Form of Employee Presentation
(a)(1)(E)*	Form of Election Form
(a)(1)(F)*	Form of Communication to Eligible Employee Confirming Receipt of Election Form
(a)(1)(G)*	Form of Communication to Eligible Employee Rejecting Election Form
(a)(1)(H)*	Form of Withdrawal Form
(a)(1)(I)*	Form of Communication to Eligible Employee Confirming Receipt of Withdrawal Form
(a)(1)(J)*	Form of Communication to Eligible Employee Rejecting Withdrawal Form
(a)(1)(K)*	Form of Reminder Communication to Eligible Employees Regarding Expiration Date
(a)(1)(L)
Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (filed with the Securities and Exchange Commission on March 10, 2010 (SEC File No. 001-33595) and incorporated herein by reference)

(a)(1)(M)
Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (filed with the Securities and Exchange Commission on February 24, 2011 (SEC File No. 001-33595) and incorporated herein by reference)

(d)(1)*	Second Amended and Restated Smart Balance, Inc. Stock and Awards Plan, as amended
(d)(2)*	Amended and Restated Smart Balance, Inc. Inducement Award Plan, as amended

*Previously Filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SMART BALANCE, INC.

By:	/s/ Stephen B. Hughes
Stephen B. Hughes
Chairman and Chief Executive Officer

Date: March 7, 2011

EXHIBIT INDEX

Exhibit No.	Document
(a)(1)(A)*	Offer to Exchange Certain Stock Options for Replacement Options, dated February 18, 2011
(a)(1)(B)*	Form of Cover Letter from Stephen B. Hughes to Eligible Employees, dated February 18, 2011
(a)(1)(C)*	Email from Stephen B. Hughes to all Employees, dated February 18, 2011, Announcing Commencement of Option Exchange Program
(a)(1)(D)*	Form of Employee Presentation
(a)(1)(E)*	Form of Election Form
(a)(1)(F)*	Form of Communication to Eligible Employee Confirming Receipt of Election Form
(a)(1)(G)*	Form of Communication to Eligible Employee Rejecting Election Form
(a)(1)(H)*	Form of Withdrawal Form
(a)(1)(I)*	Form of Communication to Eligible Employee Confirming Receipt of Withdrawal Form
(a)(1)(J)*	Form of Communication to Eligible Employee Rejecting Withdrawal Form
(a)(1)(K)*	Form of Reminder Communication to Eligible Employees Regarding Expiration Date
(a)(1)(L)
Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (filed with the Securities and Exchange Commission on March 10, 2010 (SEC File No. 001-33595) and incorporated herein by reference)

(a)(1)(M)
Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (filed with the Securities and Exchange Commission on February 24, 2011 (SEC File No. 001-33595) and incorporated herein by reference)

(d)(1)*	Second Amended and Restated Smart Balance, Inc. Stock and Awards Plan, as amended
(d)(2)*	Amended and Restated Smart Balance, Inc. Inducement Award Plan, as amended

*Previously Filed.